Exhibit 99.(D)(8)

Schedule A

As of May 19, 2025

Fund Name	Effective Date

WisdomTree Enhanced Commodity Strategy Fund (GCC)	July 11, 2024

WisdomTree Managed Futures Strategy Fund (WTMF)	July 11, 2024

WisdomTree Inflation Plus Fund	May 21, 2025